

Investor and Media Contact:
Reid Cox
Director of Investor Relations
& Business Development
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Announces Third Quarter 2003 Results

	Q3 2003	Q2 2003	Q3 2002
Total Revenues	$30.3 mil	$45.7 mil	$34.2 mil
Net Income (Loss)	($4.3) mil	$9.2 mil	$4.9 mil
Diluted Earnings (Loss) Per Share	($0.12)	$0.25	$0.13
Cash, Cash Equivalents & Short-Term Investments	$61.3 mil	$54.0 mil	$50.5 mil
Total DS-0 Equivalent Lines in Service	425,070	403,751	324,100
Minutes of Use	11.2 bil	10.0 bil	8.2 bil

- *Revenues impacted by ILEC attempts to migrate to the FCC Order*
- *Verizon California commences withholding of reciprocal compensation payments*
- *Lines increased by 5% and minutes of use increased by 12% from previous quarter*

Stockton, CA – October 29, 2003 – Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of integrated communications services to service providers (SPs) and small and medium-sized enterprises (SMEs) in the western U.S., today announced its results for the third quarter ended September 30, 2003.

Hank Carabelli, Pac-West's President and CEO, said, "I would like to refer back to my comments from last quarter where I cautioned investors to anticipate volatility in our reported financial performance due to a recurring pattern of incumbent local exchange carriers (ILECs) forcing competitors to pursue legal actions to enforce agreements and collect revenues. This pattern repeated itself in the third quarter of 2003 with Verizon initiating new efforts to withhold revenues. This revenue volatility obscures the fact that Pac-West continued its volume growth in the third quarter, with 5% line growth and 12% minutes of use growth from the previous quarter, while controlling costs and improving our ability to provide industry leading customer service and retention rates. We believe our strong fundamentals have positioned us to accelerate market share growth through organic and acquisitive means in both mature product lines as well as emerging markets."

Revenues

Our total revenues for the third quarter of 2003 were $30.3 million, a decrease of $15.4 million or 33.7% from revenues of $45.7 million in the second quarter of 2003, and a decrease of $3.9 million or 11.4% from revenues of $34.2 million in the third quarter of 2002.

Total revenues for the third quarter of 2003 declined relative to total revenues for the second quarter of 2003 despite sequential growth in lines in service and minutes of use, primarily due to a $16.0 million decline in reciprocal compensation revenues in the third quarter of 2003, as compared to the second quarter of 2003. Included in the second quarter of 2003 reciprocal compensation revenues are $10.0 million in reciprocal compensation revenues previously earned by us, but withheld by certain ILECs. The remaining $6.0 million decline in reciprocal compensation revenues in the third quarter of 2003 primarily resulted from lower per minute reciprocal compensation rates paid by ILECs and the withholding of reciprocal compensation payments by Verizon for approximately two months of the quarter.

The year over year decrease in revenues in the third quarter of 2003 from revenues in the third quarter of 2002 is primarily due to a $4.3 million decline in reciprocal compensation from lower per minute reciprocal compensation rates paid by ILECs and the withholding of reciprocal compensation payments by Verizon for approximately two months of the third quarter of 2003. These declines were partially offset by increased DS-0 lines in service and total minutes of use on a year over year basis.

As previously announced, both Verizon and SBC have attempted to adopt the Federal Communications Commission's (FCC) Intercarrier ISP Compensation Order. In particular, the FCC Order introduced a series of declining reciprocal compensation pricing tiers for minutes of use, at rates starting below the rates previously negotiated in our interconnection agreements with both carriers. The lowest pricing tier specified by the order was reached on June 15, 2003, which will remain in effect until such time that a replacement FCC Order may be introduced.

Additionally, the FCC Order introduced artificial annual growth limits on compensable minutes of use subject to reciprocal compensation based on the composition and balance of traffic between carriers. Based on Verizon's interpretation of the growth cap formula, Verizon commenced withholding reciprocal compensation payments to us during July 2003, and has indicated its intention to withhold any further reciprocal compensation payments for the duration of 2003. If other significant carriers that we exchange traffic with, such as SBC, were to adopt a similar interpretation of the growth cap formula, we could experience further significant reductions in reciprocal compensation revenue as a result of payment withholdings for the balance of 2003. Furthermore, ILECs that withhold reciprocal compensation payments for 2003 based on their interpretation of the FCC Order may also withhold reciprocal compensation payments in 2004 and beyond.

Pac-West is disputing these withheld reciprocal compensation revenues and has challenged the legality of the growth caps as well as Verizon's and SBC's implementation of the FCC Order. There are no assurances that we will ever receive any disputed past or future reciprocal compensation payments.

Expenses

Cost of sales were $8.8 million in the third quarter of 2003, an increase of $1.8 million or 25.7% from $7.0 million in the second quarter of 2003, and a decrease of $3.7 million or 29.6% from $12.5 million in the third quarter of 2002. Cost of sales for the third quarter of 2003 were inclusive of $2.0 million in negotiated supplier credits recognized during the period. Similarly, cost of sales for the second quarter of 2003 were inclusive of $4.1 million in negotiated supplier credits for the period. These supplier credits are a result of the resolution of disputes with suppliers, and there can be no assurance that we will continue to receive supplier credits in the future.

Selling, general and administrative expenses were $15.2 million in the third quarter of 2003, an increase of $1.0 million or 7.0% from $14.2 million in the second quarter of 2003, and a $0.3 million or 2.0% increase from $14.9 million in the third quarter of 2002. The $1.0 million increase in the third quarter of 2003 from selling, general and administrative expenses for the second quarter of 2003 is primarily the result of a negotiated supplier credit of approximately $0.8 million recognized during the second quarter.

Net Income (Loss)

Net loss for the third quarter of 2003 was ($4.3) million, compared to net income of $9.2 million for the second quarter of 2003 and net income of $4.9 million for the third quarter of 2002.

Net income for the second quarter of 2003 was inclusive of $10.0 million in revenues earned by Pac-West for services rendered in prior periods, but withheld by certain ILECs, and $4.1 million in negotiated supplier credits. Net income for the third quarter of 2002 included a gain on repurchase of bonds of $14.9 million relating to open market purchases undertaken in the quarter to retire $22.8 million in principal amount of senior notes at a significant discount from face value.

Basic and diluted net loss per share for the third quarter of 2003 was ($0.12), as compared to basic and diluted net income per share of $0.25 in the second quarter of 2003, and basic and diluted net income per share of $0.13 in the third quarter of 2002.

EBITDA

EBITDA (earnings before interest expense, net; income taxes; depreciation and amortization) for the third quarter of 2003 was $6.3 million, a decrease of $18.0 million or 74.1% from $24.3 million for the second quarter of 2003, and a decrease of $15.4 million or 71.0% from $21.7 million in the third quarter of 2002. Although EBITDA is not a measure of financial performance under generally accepted accounting principles, we believe it is a common measure used by analysts and investors in comparing our results with those of our competitors as well as a means to evaluate our capacity to meet our service obligations. We use EBITDA as an internal measurement tool and we have included EBITDA performance goals in our 2003 company wide compensation package. Accordingly, we are including EBITDA in our discussion of financial performance as we believe that its presentation provides useful and relevant information.

The reconciliation of EBITDA to Operating Cash Flow for the periods presented is as follows:

($millions)	Q3 2003	Q2 2003	Q3 2002
EBITDA	$ 6.3	$ 24.3	$ 21.7
Net gain on bond repurchase	-	-	14.9
Non-cash restructuring charges	-	-	(0.2)
Changes in operating assets and liabilities	(6.8)	10.9	5.6
Interest expense, net	3.1	3.4	3.7
Deferred income tax benefit	-	-	(0.3)
Allowance for doubtful accounts receivable	-	-	(0.1)
Amortization of deferred financing costs	(0.1)	(0.1)	(0.1)
Operating Cash Flow	$ 10.1	$ 10.1	$ (1.8)

The $18.0 million decline in EBITDA in the third quarter of 2003 compared to the second quarter of 2003 was primarily due to a $16.0 million decline in reciprocal compensation revenues and an increase of $1.8 million in cost of sales. The $15.4 million decline in EBITDA in the third quarter of 2003 as compared to the third quarter of 2002 was primarily due to a $14.9 million gain on repurchase of bonds in the second quarter of 2002.

Liquidity

As of September 30, 2003, we had cash, cash equivalents and short-term investments totaling $61.3 million, an increase of $7.3 million from $54.0 million at the end of the second quarter of 2003, and an increase of $4.0 million from $57.3 million as of December 31, 2002. These cash increases resulted primarily from operating cash flow offset by interest expense in the periods.

Lines in Service and Minutes of Use

Total DS-0 equivalent lines in service (lines), which include SP and on-network SME line equivalents, were 425,070 in the third quarter of 2003, an increase of 21,319 lines or 5.3% sequentially from 403,751 lines at the end of the second quarter of 2003, and an increase of 100,970 lines or 31.2% from 324,100 lines at the end of the third quarter of 2002.

Total minutes of use were 11.2 billion in the third quarter of 2003, an increase of 1.2 billion minutes or 12.0% from 10.0 billion minutes in the second quarter of 2003, and an increase of 3.0 billion minutes or 36.6% from 8.2 billion minutes in the third quarter of 2002.

Investor Call

Management is holding an investor conference call on Thursday, October 30, 2003 at 8:30 a.m. PT/11:30 a.m. ET to discuss the quarterly results. Investors are invited to participate by dialing 1-888-291-0829 or 706-679-7923. A live webcast will be available on Pac-West's website at www.pacwest.com/investor. A replay will be available through November 13, 2003 by dialing 1-800-642-1687 or 706-645-9291 (ID# 3368881), or on Pac-West's website.

Supplemental Financial and Operational Data

Additional supplemental financial and operational data can be accessed in a summary that is posted on Pac-West's website at www.pacwest.com/investor/supplemental. Pac-West's filings with the SEC are also available online at www.pacwest.com/investor.

About Pac-West Telecomm, Inc.

Founded in 1980, Pac-West Telecomm, Inc. (Nasdaq: PACW) is one of the largest competitive local exchange carriers headquartered in California. Pac-West's network carries over 100 million minutes of voice and data traffic per day, and an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2002, as filed with the SEC on March 31, 2003, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; the declining rate at which reciprocal compensation payments are determined; regulatory and legal uncertainty with respect to reciprocal compensation payments received by us; the inability to expand our business as a result of the unavailability of funds to do so; failure to successfully implement our restructuring plan; the possible delisting of our common shares from the Nasdaq SmallCap Market, adverse affects on our operations as a result of the covenants in our senior notes indenture; competition from the ILECs and other competitors and potential competitors, including those competitors with lower cost structures.

Pac-West Telecomm, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS: ($ in 000s except share and per share amounts)	For the three months ended September 30 (unaudited)		For the nine months ended September 30 (unaudited)	
	2003	2002	2003	2002
Revenues	$ 30,312	$ 34,201	$ 106,550	$ 115,792
Costs and expenses				
Cost of Sales	8,829	12,478	26,532	40,245
Selling, general and administrative	15,155	14,874	44,609	45,936
Depreciation and amortization	9,862	9,815	33,913	29,392
Restructuring and impairment charges	-	21	125	16,478
Total operating expenses	33,846	37,188	105,179	132,051
Income (loss) from operations	(3,534)	(2,987)	1,371	(16,259)
Interest expense, net	3,149	3,708	9,541	12,383
Gain on repurchase of bonds	-	(14,854)	-	(26,796)
Other income (loss)	(13)	(12)	(30)	(13)
Income (loss) before provision (benefit) for income taxes	(6,696)	8,147	(8,200)	(1,859)
Provision (benefit) for income taxes	(2,382)	3,258	(2,733)	(744)
Net income (loss)	$ (4,314)	$ 4,889	$ (5,467)	$ (1,115)
Basic weighted average number of shares outstanding	36,491,889	36,398,531	36,464,152	36,276,316
Diluted weighted average number of shares outstanding	36,491,889	36,401,078	36,464,152	36,276,316
Basic and diluted net income (loss) per share	$ (0.12)	$ 0.13	$ (0.15)	$ (0.03)

CONDENSED CONSOLIDATED BALANCE SHEETS: ($ in 000s)	As of Sept. 30, 2003 (unaudited)	As of Dec. 31, 2002
Cash, cash equivalents and short-term investments	$ 61,312	$ 57,259
Other current assets	16,986	22,626
Total current assets	78,298	79,885
Property and equipment, net	130,230	159,355
Deferred financing costs, net	2,729	2,254
Other assets, net	1,114	1,522
Total assets	$ 212,371	$ 243,016
Accounts payable and accrued liabilities	$ 12,267	$ 28,486
Other current liabilities	15,329	19,579
Total current liabilities	27,596	48,065
Long-term debt	95,372	95,132
Capital lease payable	-	2,311
Deferred revenue	465	527
Deferred income taxes	6,998	9,745
Total liabilities	130,431	155,780
Stockholders' equity	81,940	87,236
Total liabilities and stockholders' equity	$ 212,371	$ 243,016